DNA Brands, Inc.

6245 N. FEDERAL HIGHWAY, SUITE 400

FORT LAUDERDALE, FL 33308

Telephone:  561-654-5722

December 18, 2019

Christine Wong, Staff Accountant

Robert S. Littlepage, Accounting Branch Chief

Paul Fischer, Staff Attorney

Kathleen Krebs, Special Counsel

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	DNA Brands Inc.
Offering Circular on Form 1-A Filed on August 7, 2019
File no. 024-11053
Your letter dated November 22, 2019

Dear Ms. Wong, Mr. Littlepage, Mr. Fischer, and Ms. Krebs:

This letter is written on behalf of DNA Brands Inc., a Colorado corporation (the “Company”) in response to your letter dated November 22, 2019, relating to the offering statement on Form 1-A referenced above (the “Offering Statement”), and responds to the comments in your letter.

The Company has filed today an amendment to the Offering Statement (“Amendment No. 3”) to respond to the Staff’s comments and to provide additional information. A paper copy of Amendment No. 3, redlined to show changes to Amendment No. 2, together with a paper copy of this response letter, have also been provided for your convenience.

Additionally, for your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response. All references in the Company’s responses to pages and captioned sections in the Offering Statement are to Amendment No. 3. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 3.

Offering Statement on Form 1-A/A filed November 14, 2019

Cover Page

1.       There was no response to prior comment 1 and no changes to the disclosure to address the inconsistencies regarding the termination date and circumstances under which you will terminate the offering. Please advise or revise. We note, for example, that the closing date noted on the cover page continues to differ from that found in the Plan of Distribution.

Response to Comment No. 1

The Company has revised the definition of “Termination Date” on the cover page to correspond to the “Plan of Distribution” Section in the body of Amendment No. 3.

Business Overview, page 3

2.       We note your response to prior comment 2, but are unable to determine where you have made revisions in your Business Overview section. Please advise or revise.

Response to Comment No. 2

The Company has included information about the prior financing received by the Company, including a reference to the section relating to “DNA Brands Inc., Recent Financing Activities” where a more complete discussion of the financings is given. Additionally, the notes issued to the prior investors have been included as exhibits to the Registration Statement.

Liquidity, page 42

3.       We note your response to prior comment 3, and related comment 4, but are unable to determine where you have made revisions in your offering circular. Please revise to address prior comments 3 and 4, in each instance as of the most recent practicable date, or advise us why you believe no revisions are needed.

Response to Comment No. 3

The Company has updated and revised the disclosures relating to the promissory notes and debentures throughout Amendment No. 3 to explain that all notes and debentures that have matured are in default.

In the Business Overview section, the Company has also included information about the Company’s prior financing to date through borrowing of funds and the issuances of notes and debentures to several individuals, and the Company’s belief that it has a good relationship with the note and debenture holders, while noting that there can be no guarantee that the note or debtholders won’t seek to enforce the Company’s payment obligations. The Company also references other sections of the Offering Circular where additional information about the notes and debentures can be found.

Financial Statements, page F-20

4.       We note the balance sheet as of December 31, 2017 is no longer presented in this amendment. Please provide the balance sheet in an amendment to your Form 1-A.

Response to Comment No. 4

The Company has added in the balance sheets as of December 31, 2017, to Amendment 3.

5.       We note your response to prior comment 6. You stated that such information was attached.; however, we note no such information was provided in the filing. As requested, please present the statement of changes in stockholders' equity for each of the two fiscal years (i.e. December 31, 2018 and 2017) preceding the date of the most recent balance sheet. Refer to Form 1-A Part F/S (b)(4).

Response to Comment No. 5

The Company has added the statements of changes to stockholders’ equity for the years ended December 31, 2017 and 2018.

6.        We note your response to prior comment 7. You stated that the requested information was attached; however, we note no such information was provided in the filing. Please present the beginning and ending cash balance for the year ended December 31, 2017 and reconcile the ending cash balance to the corresponding balance sheet amount.

Response to Comment No. 6

The Company has presented the beginning and ending cash balance for the year ended December 31, 2017, in the Statement of Cash Flows on page F-38, and confirms that it has reconciled the ending cash balance to the corresponding amount in the 2017 Balance Sheet.

General

7.       We note your response to prior comment 8 and that you have changed your offering from 125 million to 250 million shares. Please also change the reference from 125 million shares to 250 million shares on pages 72 and 73 under the sections "Shares Eligible for Future Sale" and "Plan of Distribution."

Response to Comment No. 7

The number of shares of common stock included in the offering has been updated throughout the Offering Statement to reflect the new number, 2,500,000,000 shares (at the offering price of One Tenth of One Cent ($0.001), which results in the same net proceeds), including in the “Shares Eligible for Future Sale” and “Plan of Distribution” sections.

Conclusion

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600 or by email at plloyd@kmclaw.com) if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

/s/ Adrian McKenzie-Patasar

Adrian McKenzie-Patasar